SOFI SECURITIES LLC
(SEC ID No. 8-68389)

Statement of Financial Condition as of the year ended December 31, 2022 and Report of independent registered public accounting firm

This report is filed in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

TABLE OF CONTENTS



Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA
Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors of SoFi Technologies, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SoFi Securities LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte + Touche LLP

March 15, 2023

We have served as the Company's auditor since 2019.

SOFI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS		
Cash	$	45,303,315
Cash – segregated under federal regulations		1,558,123
Due from member and intermediary banks		1,267,917
Securities owned		446,470
Prepaid expenses and other assets		10,969,866
Digital assets safeguarding asset		106,826,402
Due from affiliates (Note 3)		2,023,705
Total assets	$	168,395,798

LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$	3,215,493
Payable to brokerage clients		852,736
Digital assets safeguarding liability		106,826,402
Due to affiliates (Note 3)		406,711
Total liabilities		111,301,342
Commitments and contingencies (Note 7)		
Member's equity		57,094,456
Total liabilities and member's equity	$	168,395,798

The accompanying notes are an integral part of the Statement of Financial Condition

SOFI SECURITIES LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

1.   **Nature of business and summary of significant accounting policies**

Nature of business

SoFi Securities LLC (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934, as amended ("the Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist of operating a cash management account and bank sweep program, in addition to facilitating brokerage transactions through our introductory relationship with APEX Clearing Corporation ("Clearing Broker"), as discussed below.

The Company is wholly owned by Social Finance, Inc. (the "Parent", a wholly owned subsidiary of SoFi Technologies, Inc., a public issuer) and is affiliated with SoFi Wealth, LLC ("SoFi Wealth"), an investment advisor registered with the SEC and wholly owned by our Parent. The Company is also affiliated with SoFi Digital Assets LLC, a money transmitter that is licensed by various states and is wholly owned by the Parent, and with SoFi Bank, National Association ("SoFi Bank"), an FDIC insured, nationally chartered bank which is wholly owned by the Parent.

Introducing arrangement

The Company has a clearing agreement with our Clearing Broker, who executes, clears and settles all customer securities transactions on a fully disclosed basis. Therefore, the Company does not carry or clear customer accounts. The Company's agreement with its Clearing Broker provides that the Clearing Broker will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act. Our Clearing Broker also performs all services customarily performed thereon, including the preparation and distribution of customers' confirmation and statements under the Act and the rules of FINRA of which the Company is a member.

Self-clearing bank sweep program

The Company has a bank sweep program wherein its customers may place funds on deposit with the Company, which are then swept out and placed on deposit with member banks within the program (the "Bank Sweep Program"), which received regulatory approval from FINRA. This approval removed the exemptive relief provided under subparagraph (k)(2)(ii) of SEC Rule15c3-3 ("the Customer Protection Rule") thereby making the Company fully subject to the Customer Protection Rule and requiring the Company to hold customer funds-in-transit in a special reserve account. The Company operates the Bank Sweep Program through the use of an originating partner bank that facilitates the flow of funds from our customers to the Company, an intermediary bank that facilitates the flow of funds from the Company to the member banks, and the member banks that hold the customer funds. SoFi Bank is the primary member bank for this sweep.

Basis of presentation

The statement of financial condition have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition. These reported amounts include estimates for Level 2 safeguarding assets and liabilities in conformity with Staff Accounting Bulletin 121 ("SAB 121"). Actual results could differ from those estimates.

Cash

Cash is held at major financial institutions and is subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Cash – segregated under federal regulations

Cash segregated and on deposit for regulatory purposes consists primarily of qualified deposits in a special reserve bank account for the exclusive benefit of customers under the Customer Protection Rule. As of December 31, 2022, the balance was $1,558,123.

Due from member and intermediary banks

Due from member and intermediary banks represents cash advances provided by the Company to facilitate customer transactions with merchants and other banks. The advances are settled between the Company and the member and intermediary banks on the next business day.

Prepaid expenses and other assets

Prepaid expenses and other assets primarily consist of prepaid customer acquisition costs which are amortized using the units of production method and expensed as new customer accounts are funded and purchased software which is amortized utilizing the straight-line method of amortization.

Safeguarding Asset and Liability

Our members can invest in digital assets. We engage third parties to provide custodial services for our digital assets offering, which includes holding the cryptographic key information and working to protect the digital assets from loss or theft. The third-party custodians hold digital assets as custodial assets in an account in SoFi's name for the benefit of our members. We maintain the internal recordkeeping of our members' digital assets, including the amount and type of digital assets owned by each of our members in the custodial accounts. We currently utilize two third-party custodians. Therefore, we have concentration risk in the event the custodian is not able to perform in accordance with our agreement.

In accordance with Staff Accounting Bulletin No. 121 ("SAB 121"), we recognize a digital assets safeguarding liability in the statement of financial condition reflecting our obligation to safeguard the digital assets held by third-party custodians for the benefit of our members. We also recognize a corresponding safeguarding asset in the statement of financial condition. The safeguarding liability and corresponding safeguarding asset are measured and recorded at the fair value of the digital assets held by the custodians at each reporting date, as measured in accordance with ASC 820, *Fair Value Measurement* ("ASC 820"). Subsequent changes to the fair value measure are reflected as equal and offsetting adjustments to the carrying values of the safeguarding liability and corresponding safeguarding asset. We evaluate any potential loss events, such as theft, loss or destruction of the cryptographic keys, that may affect the measurement of the safeguarding asset, which would be reflected in our results of operations in the period the loss occurs. Measurement changes do not impact the statement of operations unless such a loss event is identified. As of December 31, 2022, we did not identify any loss events.

Securities owned

Securities owned are recorded at fair value based on quoted market prices or other observable market data and rely on Level 1 inputs.

A summary of securities owned at December 31, 2022 is as follows:

Equities	$	446,312
Exchange Traded Funds		158
Total	$	446,470

Payable to brokerage clients

Payable to brokerage clients represents cash received from customers that has yet to be swept to a member bank as part of the Self Clearing Bank Sweep Program. The amounts are typically settled between the Company and the member banks on the next day.

Fair value measurements

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the

measurement date. We use a three-level fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available and to minimize the use of unobservable inputs when determining fair value. The three levels are defined as follows:

> Level 1 - Quoted prices in active markets for identical assets or liabilities, accessible by us at the measurement date.

> Level 2 – Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or observable inputs other than quoted prices.

> Level 3 – Unobservable inputs for assets or liabilities for which there is little or no market data, which requires us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability the asset or liability.

A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's financial instruments measured at fair value on a recurring basis include securities owned, which rely on Level 1 inputs and safeguarding assets and liabilities which rely on Level 2 inputs. The Company uses the market approach to determine the fair value and uses quoted prices in active markets for an identical asset to measure the fair value for Level 1 inputs. The Company uses quoted prices on an active exchange identified as the principal market for the underlying digital asset to measure the fair value for Level 2 inputs.

Recently adopted accounting pronouncements

In March 2022, the SEC released SAB 121, which provides interpretive guidance for an entity to consider when it has obligations to safeguard crypto-assets held for its platform users, whether directly or through an agent or another third party acting on its behalf. SAB 121 requires an entity to record a liability to reflect its obligation to safeguard the crypto-assets, as well as a corresponding safeguarding asset, both of which should be measured at the fair value of the crypto-assets being safeguarded for the entity's users. Entities should evaluate any potential loss events, such as theft, loss or destruction of the cryptographic keys, that may affect the measurement of the asset. SAB 121 also requires financial statement disclosure, including the nature and amount of crypto-assets that the entity holds for its users, any vulnerabilities that may arise as a result of any concentration in crypto-assets, and information about who is responsible for the record-keeping of the crypto-assets, the holding of the cryptographic keys and safeguarding the crypto-assets, among other disclosure considerations. Disclosures must also be made in accordance with ASC 820. SAB 121 was effective for us for the interim period ending June 30, 2022. We applied the guidance through retrospective application as of January 1, 2022, at which time the value of our members' digital assets was $266,013,664. As of June 30, 2022, the adoption date, the value of our members' digital assets was $112,010,407. At each reporting date subsequent to adoption, we determine the value of our members' digital assets and remeasure our digital assets safeguarding liability and corresponding digital assets safeguarding asset. Our application of this guidance did not impact our results of operations. We also enhanced our disclosures around our digital assets arrangements and our role in safeguarding them. See this Note 1 and Note 2 for the applicable disclosures.

Going concern

The accompanying statement of financial condition is prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

2.   Fair value measurements

Certain carrying amounts of the Company's financial instruments, including cash, cash - segregated under federal regulations, accounts receivable, and due from member and intermediary banks, approximate fair value due to their short-term nature.

The following table presents information about the Company's assets and liabilities that are measured at fair value as of December 31, 2022:

		Fair Value						
		Level 1		Level 2		Level 3		Total
Assets								
Digital assets safeguarding asset[1]	$	—	$	106,826,402	$	—	$	106,826,402
Common stock, including exchange traded funds	$	446,470	$	—	$	—	$	446,470
Liabilities								
Digital assets safeguarding liability[1]	$	—	$	106,826,402	$	—	$	106,826,402

_____

(1) The digital assets safeguarding liability and corresponding safeguarding asset are classified as Level 2, because they do not trade in active markets, and are valued using quoted prices on an active exchange that has been identified as the principal market for the underlying digital assets that are being held by our third-party custodians for the benefit of our members.

The Company did not have any transfers between Level 1 and Level 2 during the year ended December 31, 2022.

Safeguarding Assets and Liabilities

The following table presents the significant digital assets held by our third-party custodians on behalf of our members:

	December 31, 2022
Bitcoin (BTC)	$ 44,346,062
Ethereum (ETH)	37,826,121
Cardano (ADA)	5,217,217
Dogecoin (DOGE)	4,784,337
Litecoin (LTC)	2,491,806
Ethereum Classic (ETC)	2,333,065
All other[1]	9,827,794
Digital assets safeguarding liability and corresponding safeguarding asset	$ 106,826,402

_____

(1) Includes 24 digital assets, none of which were determined to be individually significant.

3.   **Related-party transactions**

As of December 31, 2022, the amounts due from affiliates were as follows:

Due from Parent	1,247,752
Due from SoFi Bank	775,953
Total due from affiliates	2,023,705

As of December 31, 2022, the Company has a balance due from the Parent of $1,247,752, of which $797,610 is related to expenses incurred by the Company in excess of the direct costs associated with acting as and being a registered Broker-Dealer and day to day operations of the Company. The remaining balance due from the Parent of $450,142 is related to intercompany receivables for promotion and reward point redemptions in broker-dealer products, which were earned through SoFi affiliate products.

The Company has a Banking Services Agreement with an affiliate, SoFi Bank, National Association. SoFi Bank, National Association is a national banking association that provides consumer banking services and products. Under the Banking Services Agreement, the affiliates have the right to request repayment for the direct costs incurred to provide banking services. Repayment shall be made by the recipient not later than forty-five (45) days after the day of invoice receipt.

As of December 31, 2022, $775,953 remains outstanding and is presented within Due from affiliates on the Statement of Financial Condition.

The Company has an operating account with SoFi Bank to facilitate banking services, which is outlined in the Banking Services Agreement. The operating account is subject to SoFi Bank's standard deposit agreement and is presented within Cash on the Statement of Financial Condition.

As of December 31, 2022, the amounts due to affiliates were as follows:

Due to Parent	406,711
Total due to affiliates	406,711

The Company has an Investment Advisor Services Agreement ("IASA") with an affiliate, SoFi Wealth. SoFi Wealth is an SEC registered Investment Advisor providing financial advisory services primarily to retail investors. SoFi Wealth refers advisory clients to the Company to open brokerage accounts on a fully disclosed basis and carried by the Clearing Broker. Under the IASA, SoFi Wealth retains the right to request repayment from the Company of all customer account fees and clearing expenses relating to the advisory accounts covered by the IASA.Repayment shall be made by the recipient not later than forty-five (45) days after the day of invoice receipt. During the year ended December 31, 2022, SoFi Wealth paid approximately $3,380,000 in fees relating to the advisory accounts on behalf of the Company which has been fully allocated to the Company and presented within *sales and marketing* in the statement of operations. As of December 31, 2022, the Company has no outstanding balance due to SoFi Wealth.

The Company and its Parent, pursuant to a Management Services Agreement ("MSA"), agreed that the Parent will assume responsibility for certain indirect operating expenses incurred by the Company in accordance with FINRA Notice to Members 03-63 (the "Notice"). Consistent with the provisions set forth in the Notice, the Company maintains a schedule of indirect operating expenses paid for by the Parent on behalf of the Company. As of December 31, 2022, the Company has an amount due to Parent under the MSA of $406,711, which is presented within *due to affiliates* on the statement of financial condition.

Executives and directors may apply for the Company's products. The Company believes all such transactions by related persons were made in the ordinary course of business.

4.   Off balance sheet transactions

In the normal course of business, the Company maintains a Bank Sweep program that sweeps customer funds between a firm-owned and firm-operated account and a series of member banks through the assistance of an originating partner bank and an intermediary bank. Once the funds have reached the member bank accounts, the amounts are removed from the Company's statement of financial condition. As of December 31, 2022, the total amount held at member banks was $90,867,165. Additionally, there were $852,736 of customer funds in transit, which are recorded within *payable to brokerage clients* on the statement of financial condition.

5.   Regulatory requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Exchange Act Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company elected to use the alternative method, permitted by Exchange Act Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. As of December 31, 2022, the Company had net capital of $44,131,243, which was in excess of its required net capital.

The Company is also subject to the SEC Customer Protection Rule (SEC Rule 15c3-3), which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. Amounts included within *cash – segregated under federal regulations* in the statement of financial condition represent actual balances on deposit. Cash required to be segregated and on deposit for regulatory purposes at December 31, 2022 totaled $852,736 and

the balance in the reserve account was $1,558,123. On January 3, 2023, the Company withdrew $330,501 from its segregated reserve bank account to satisfy the reserve requirement.

6.   Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7.   Commitments and contingencies

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

8.   Subsequent events

The Company evaluated events through March 15, 2023, the date that the financial statement was available to be issued, and determined that there were no subsequent events requiring adjustment or disclosure in the financial statement.